
03059981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Banc of America Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0001207409
Registrant CIK Number

Form 8K - 8-25-2003
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-101500
SEC file number, if available

______________________________
Name of Person Filing the Document (If other than the Registrant)



SIGNATURES

*Filings Made By the Registrant:*

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia.

Banc of America Mortgage Securities, Inc.
(Registrant)

By: [signature]
Name: Judy Lowman
Title: Vice President

*Filings Made by Person Other Than the Registrant:*

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

______________________________
(Title)

Banc of America

## Deal Summary Report

bm37bbv2

| | | Assumptions | | |
|---|---|---|---|---|
| Settlement | 29-Aug-2003 | Prepay | | 300 PSA |
| 1st Pay Date | 25-Sep-2003 | Default | | 0 CDR |
| | | Recovery | 0 | months |
| | | Severity | | 0% |

| Collateral | | | | | |
|---|---|---|---|---|---|
| Balance | WAC | WAM | Age | WAL | Dur |
| $300,000,000.00 | 5.269 | 178 | 1 | 4.479 | 3.745 |

| Tranche Name | Balance | Coupon | Principal Window | Avg Life | Dur | Yield | Spread bp | Bench | Price % | $@1bp | Accrued Int(M) | NetNet (MM) | Dated Date | Notes |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| PO | 141,750.69 | 0.00000 | 09/03 - 06/18 | 4.458 | | | | | | | | | 01-Aug-03 | XRS_PO |
| WAC_IO | 256,824,915.74 | 0.30775 | 09/03 - 06/18 | 4.481 | | | | | | | | | 01-Aug-03 | NTL_IO |
| 1A1 | 250,000,000.00 | 4.75000 | 09/03 - 06/18 | 4.444 | | | | | | | | | 01-Aug-03 | FIX |
| 1A2 | 23,054,124.00 | 4.50000 | 09/03 - 06/18 | 4.444 | | | | | | | | | 01-Aug-03 | FIX |
| 1A3 | 23,054,125.00 | 5.00000 | 09/03 - 06/18 | 4.444 | | | | | | | | | 01-Aug-03 | FIX |
| SUBORD | 3,750,000.31 | 4.75000 | 09/03 - 06/18 | 7.261 | | | | | | | | | 01-Aug-03 | FIX |

**Yield Curve**

| Mat | 6MO | 2YR | 3YR | 5YR | 10YR | 30YR |
|---|---|---|---|---|---|---|
| Yld | .945 | 1.284 | 1.586 | 2.413 | 3.541 | 4.580 |

# boams037_15_comp_mat - 1A1

Banc of America

| | | | | | |
|---|---|---|---|---|---|
| Balance | $250,000,000.00 | Delay | 24 | WAC | 5.268717831 |
| Coupon | 4.75000 | Dated | 08/01/2003 | NET | 5.011218 |
| Settle | 08/29/2003 | First Payment | 09/25/2003 | WAM | 178 |

| Price | 0 PSA | 100 PSA | 300 PSA | 500 PSA | 700 PSA | 1000 PSA |
|---|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield | Yield |
| 97-07.000 | 5.1836 | 5.2737 | 5.4691 | 5.6692 | 5.8634 | 6.1363 |
| 97-11.000 | 5.1637 | 5.2490 | 5.4343 | 5.6241 | 5.8082 | 6.0671 |
| 97-15.000 | 5.1438 | 5.2245 | 5.3996 | 5.5791 | 5.7532 | 5.9980 |
| 97-19.000 | 5.1239 | 5.1999 | 5.3650 | 5.5342 | 5.6983 | 5.9291 |
| 97-23.000 | 5.1041 | 5.1755 | 5.3305 | 5.4893 | 5.6435 | 5.8603 |
| **97-27.000** | **5.0843** | **5.1511** | **5.2960** | **5.4446** | **5.5888** | **5.7916** |
| 97-31.000 | 5.0645 | 5.1267 | 5.2616 | 5.4000 | 5.5343 | 5.7231 |
| 98-03.000 | 5.0448 | 5.1024 | 5.2273 | 5.3554 | 5.4798 | 5.6547 |
| 98-07.000 | 5.0251 | 5.0781 | 5.1930 | 5.3110 | 5.4255 | 5.5865 |
| 98-11.000 | 5.0055 | 5.0538 | 5.1589 | 5.2666 | 5.3713 | 5.5184 |
| 98-15.000 | 4.9859 | 5.0297 | 5.1248 | 5.2224 | 5.3171 | 5.4504 |
| **WAL** | **8.401** | **6.606** | **4.444** | **3.295** | **2.626** | **2.042** |
| **Mod Durn** | **6.436** | **5.216** | **3.697** | **2.848** | **2.330** | **1.856** |
| **Mod Convexity** | **0.616** | **0.433** | **0.231** | **0.137** | **0.090** | **0.055** |
| **Principal Window** | **Sep03 - Jun18** | **Sep03 - Jun18** | **Sep03 - Jun18** | **Sep03 - Jun18** | **Sep03 - Jun18** | **Sep03 - Apr10** |

| Yield Curve | Mat | 6MO | 2YR | 3YR | 5YR | 10YR | 30YR |
|---|---|---|---|---|---|---|---|
| | Yld | .945 | 1.284 | 1.586 | 2.413 | 3.541 | 4.580 |

# boams037_15_comp_mat - 1A2

Banc of America

| Balance | $23,054,124.00 | Delay | 24 | WAC | 5.268717831 |
|---|---|---|---|---|---|
| Coupon | 4.50000 | Dated | 08/01/2003 | NET | 5.011218 |
| Settle | 08/29/2003 | First Payment | 09/25/2003 | WAM | 178 |

| Price | 0 PSA | 100 PSA | 300 PSA | 500 PSA | 700 PSA | 1000 PSA |
|---|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield | Yield |
| 100-14.000 | 4.4309 | 4.4050 | 4.3484 | 4.2901 | 4.2334 | 4.1536 |
| 100-18.000 | 4.4122 | 4.3818 | 4.3158 | 4.2477 | 4.1814 | 4.0881 |
| 100-22.000 | 4.3934 | 4.3587 | 4.2832 | 4.2053 | 4.1295 | 4.0228 |
| 100-26.000 | 4.3747 | 4.3357 | 4.2507 | 4.1631 | 4.0777 | 3.9576 |
| 100-30.000 | 4.3560 | 4.3127 | 4.2182 | 4.1209 | 4.0261 | 3.8925 |
| **101-02.000** | **4.3374** | **4.2898** | **4.1859** | **4.0788** | **3.9745** | **3.8276** |
| 101-06.000 | 4.3188 | 4.2668 | 4.1536 | 4.0368 | 3.9230 | 3.7628 |
| 101-10.000 | 4.3002 | 4.2440 | 4.1213 | 3.9949 | 3.8716 | 3.6981 |
| 101-14.000 | 4.2817 | 4.2212 | 4.0892 | 3.9530 | 3.8204 | 3.6336 |
| 101-18.000 | 4.2632 | 4.1984 | 4.0571 | 3.9113 | 3.7692 | 3.5691 |
| 101-22.000 | 4.2447 | 4.1757 | 4.0250 | 3.8696 | 3.7182 | 3.5048 |
| **WAL** | **8.401** | **6.606** | **4.444** | **3.295** | **2.626** | **2.042** |
| **Mod Durn** | **6.620** | **5.375** | **3.812** | **2.931** | **2.392** | **1.900** |
| **Mod Convexity** | **0.644** | **0.455** | **0.244** | **0.144** | **0.094** | **0.058** |
| **Principal Window** | **Sep03 - Jun18** | **Sep03 - Jun18** | **Sep03 - Jun18** | **Sep03 - Jun18** | **Sep03 - Jun18** | **Sep03 - Apr10** |

| Yield Curve | Mat | 6MO | 2YR | 3YR | 5YR | 10YR | 30YR |
|---|---|---|---|---|---|---|---|
| | Yld | .945 | 1.284 | 1.586 | 2.413 | 3.541 | 4.580 |

# boams037_15_comp_mat - 1A3

Banc of America

| | | | | | |
|---|---|---|---|---|---|
| Balance | $23,054,125.00 | Delay | 24 | WAC | 5.268717831 |
| Coupon | 5.00000 | Dated | 08/01/2003 | NET | 5.011218 |
| Settle | 08/29/2003 | First Payment | 09/25/2003 | WAM | 178 |

| Price | 0 PSA | 100 PSA | 300 PSA | 500 PSA | 700 PSA | 1000 PSA |
|---|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield | Yield |
| 100-10.000 | 4.9522 | 4.9292 | 4.8794 | 4.8283 | 4.7786 | 4.7086 |
| 100-14.000 | 4.9329 | 4.9055 | 4.8462 | 4.7852 | 4.7260 | 4.6425 |
| 100-18.000 | 4.9136 | 4.8819 | 4.8130 | 4.7422 | 4.6734 | 4.5765 |
| 100-22.000 | 4.8944 | 4.8583 | 4.7799 | 4.6993 | 4.6210 | 4.5107 |
| 100-26.000 | 4.8752 | 4.8347 | 4.7468 | 4.6565 | 4.5687 | 4.4450 |
| **100-30.000** | **4.8561** | **4.8112** | **4.7138** | **4.6138** | **4.5164** | **4.3794** |
| 101-02.000 | 4.8370 | 4.7878 | 4.6809 | 4.5711 | 4.4643 | 4.3139 |
| 101-06.000 | 4.8179 | 4.7644 | 4.6481 | 4.5286 | 4.4123 | 4.2486 |
| 101-10.000 | 4.7989 | 4.7410 | 4.6153 | 4.4861 | 4.3604 | 4.1834 |
| 101-14.000 | 4.7799 | 4.7177 | 4.5826 | 4.4438 | 4.3086 | 4.1183 |
| 101-18.000 | 4.7609 | 4.6944 | 4.5500 | 4.4015 | 4.2569 | 4.0533 |
| | | | | | | |
| **WAL** | **8.401** | **6.606** | **4.444** | **3.295** | **2.626** | **2.042** |
| **Mod Durn** | **6.451** | **5.254** | **3.745** | **2.890** | **2.365** | **1.883** |
| **Mod Convexity** | **0.619** | **0.439** | **0.236** | **0.141** | **0.092** | **0.057** |
| **Principal Window** | **Sep03 - Jun18** | **Sep03 - Jun18** | **Sep03 - Jun18** | **Sep03 - Jun18** | **Sep03 - Jun18** | **Sep03 - Apr10** |

| Yield Curve | Mat | 6MO | 2YR | 3YR | 5YR | 10YR | 30YR |
|---|---|---|---|---|---|---|---|
| | Yld | .945 | 1.284 | 1.586 | 2.413 | 3.541 | 4.580 |